LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

[redacted]

23 April 2008

08002511

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2008 MAY 13 P 12: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 22 April 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

PROCESSED
MAY 16 2008
THOMSON REUTERS

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 22/04/2008 06:02:27 PM

Reference No LI-080422-72725

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Ng Ho Peng	12.04.2008	2.06	20,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

22 APR 2008

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

24 April 2008

RECEIVED
2008 MAY 13 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 23 April 2008 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

1) Dealings in Securities by Principal Officers Outside Closed Period; and

2) Disposal of Shares in Parkson Holdings Berhad.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 23/04/2008 07:09:07 PM
Submitted by LION INDUSTRIES CORPORATION on 23/04/2008 07:09:28 PM
Reference No LI-080423-D4155

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	DISPOSAL OF SHARES IN PARKSON HOLDINGS BERHAD

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

INTRODUCTION

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that the Company had on 23 April 2008 disposed of 7,500,000 ordinary shares of RM1.00 each in Parkson Holdings Berhad ("Parkson Holdings") representing approximately 0.76% of the issued and paid-up capital of Parkson Holdings ("Disposed Shares") in the open market via direct deals for a total cash consideration of approximately RM46.4 million ("Disposal of Shares").

In addition to the Disposal of Shares, the LICB Group had also within the preceding 12 months disposed of a total of 11,298,530 Parkson Holdings shares representing approximately 1.14% of the current issued and paid-up capital of Parkson Holdings ("Earlier Disposed Shares") at an aggregate cash consideration of approximately RM89.2 million.

The Disposed Shares and the Earlier Disposed Shares shall be referred to as the "Total Disposed Shares".

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 APR 2008

LICB - Disposal of Shares in Parkson Holdings.pdf

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

2 3 APR 2008

LION INDUSTRIES CORPORATION BERHAD ("LICB" or the "COMPANY")

DISPOSAL OF SHARES IN PARKSON HOLDINGS BERHAD

1. INTRODUCTION

The Board of Directors of LICB wishes to announce that the Company had on 23 April 2008 disposed of 7,500,000 ordinary shares of RM1.00 each in Parkson Holdings Berhad ("Parkson Holdings") representing approximately 0.76% of the issued and paid-up capital of Parkson Holdings ("Disposed Shares") in the open market via direct deals for a total cash consideration of approximately RM46.4 million ("Disposal of Shares").

In addition to the Disposal of Shares, the LICB Group had also within the preceding 12 months disposed of a total of 11,298,530 Parkson Holdings shares representing approximately 1.14% of the current issued and paid-up capital of Parkson Holdings ("Earlier Disposed Shares") at an aggregate cash consideration of approximately RM89.2 million.

The Disposed Shares and the Earlier Disposed Shares shall be referred to as the "Total Disposed Shares".

2. DETAILS OF THE DISPOSAL OF SHARES

Following the Disposal of Shares, the LICB Group holds an aggregate of 196,309,278 Parkson Holdings shares representing approximately 19.9% of the issued and paid-up capital of Parkson Holdings.

The Disposed Shares were first acquired in October 2007 at a cost of RM43.8 million.

3. INFORMATION ON PARKSON HOLDINGS

Parkson Holdings is an investment holding company which operates department stores in the People's Republic of China, Vietnam and Malaysia. Parkson Holdings was formerly known as Amalgamated Containers Berhad and assumed its present name on 19 September 2007.

4. RATIONALE FOR THE DISPOSAL OF SHARES

The proceeds from the Disposal of Shares of approximately RM46.4 million will be utilised for the repayment of borrowings.

Proceeds from the Earlier Disposed Shares of approximately RM89.2 million had also been utilised for the repayment of borrowings.

For illustration purposes, assuming the interest rate of 6% per annum, the proceeds from the Total Disposed Shares will result in interest savings to the Company of approximately RM8.1 million per annum.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 APR 2008

5. EFFECTS OF THE TOTAL DISPOSED SHARES

5.1 Share Capital and Substantial Shareholders' Shareholdings

There will be no effect on the issued and paid-up capital of LICB and the substantial shareholders' shareholding in LICB as the Total Disposed Shares does not involve the issuance of new shares in LICB.

5.2 Earnings

The Total Disposed Shares is expected to improve the earnings of the LICB Group by RM87.5 million or approximately 12 sen per share for the financial year ending 30 June 2008.

5.3 Net Assets ("NA")

On a proforma basis, the Total Disposed Shares is expected to improve the LICB Group's NA per share by approximately 12 sen based on the audited consolidated balance sheets as at 30 June 2007.

5.4 Gearing

As the proceeds of the Total Disposed Shares will be utilised for the redemption/repayment of the bonds and debts, the gearing of the LICB Group is expected to reduce.

6. APPROVALS REQUIRED

The Disposal of Shares does not require the approval of any authorities and the shareholders of the Company.

7. DIRECTORS' INTERESTS

The following Directors do not consider themselves independent in respect of the Disposal of Shares:

(i) Datuk Cheng Yong Kim who is a substantial shareholder of the Company, is also a substantial shareholder of Parkson Holdings.

(ii) Dato' Kamaruddin @ Abas bin Nordin who is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Datuk Cheng Yong Kim is deemed to have a substantial interest by virtue of his substantial shareholdings in the Company. Dato' Kamaruddin is therefore deemed to be a person connected with Datuk Cheng Yong Kim

(iii) Cheng Yong Liang who is the brother of Datuk Cheng Yong Kim.

Save as disclosed above, none of the other Directors of LICB has any interest, direct or indirect, in the Disposal of Shares.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

23 APR 2008

Notwithstanding the interest of the Directors in the Disposal of Shares, Bursa Securities Malaysia Berhad had, upon the application of the Company, exempted the Disposal of Shares to be regarded as a related party transaction.

8. DIRECTORS' OPINION

The Directors of LICB (save for the Interested Directors) are of the opinion that the Disposal of Shares is fair and reasonable and is in the best interest of LICB.

9. DEPARTURE FROM THE SECURITIES COMMISSION'S ("SC") POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

To the best knowledge of the Board, the Disposal of Shares does not depart from the SC's Policies and Guidelines on Issue/Offer of Securities.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

23 APR 2008

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 23/04/2008 06:22:48 PM

Reference No LI-080423-903D3

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

Name of Principal Officer	Date of Exercise pursuant to ESOS	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Chung Chee Tam	16.04.2008	1.33	21,000	Negligible

Table 2 - Disposal of Shares

Name of Principal Officer	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Lee Wee Leng	15.04.2008	2.30	5,000	Negligible
	23.04.2008	2.30	5,000	Negligible

LION INDUSTRIES CORPORATION BERHAD (415-D)

Attachment(s):- (please attach the attachments here)

Secretary

23 APR 2008

END